Exhibit 99.1

PROGOLD LIMITED LIABILITY COMPANY

FINANCIAL STATEMENTS

FOR THE YEARS ENDED AUGUST 31, 2009 AND 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Governors

ProGold Limited Liability Company

Moorhead, Minnesota

We have audited the accompanying balance sheets of ProGold Limited Liability Company as of August 31, 2009 and 2008, and the related statements of operations, changes in members’ equity and cash flows for the years then ended.  These financial statements are the responsibility of the company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ProGold Limited Liability Company as of August 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Eide Bailley LLP

Minneapolis, Minnesota

September 25, 2009

ProGold Limited Liability Company

Balance Sheets

August 31

(In Thousands)

	2009	2008
Assets
Current Assets:
Cash and Cash Equivalents	$100	$100
Prepaid Expenses	67	78
Total Current Assets	167	178

Property and Equipment Held for Lease:
Land and Land Improvements	7,937	7,937
Buildings and Equipment	244,204	243,527
Construction in Progress	1,649	451
Less Accumulated Depreciation	(142,775)	(131,914)
Net Property and Equipment Held for Lease	111,015	120,001

Other Assets:
Investments in CoBank,ACB	4,306	4,306
Deferred Property Taxes	—	46
Total Other Assets	4,306	4,352

Total Assets	$115,488	$124,531

Liabilities and Members’ Equity

Liabilities:
Current Liabilities:
Other Accrued Liabilities	$412	$277
Total Current Liabilities	412	277

Other Liabilities	2,933	2,133

Total Liabilities	3,345	2,410

Members’ Equity:
Investments	104,400	104,400
Additional Paid In Capital	4,341	4,341
Retained Earnings	3,402	13,380
Total Members’ Equity	112,143	122,121

Total Liabilities and Members’ Equity	$115,488	$124,531

See Notes to the Financial Statements

ProGold Limited Liability Company

Statements of Operations

For the Years Ended August 31

(In Thousands)

	2009	2008

Rental Revenue on Operating Lease	$23,940	$24,198

Expenses:
Depreciation	11,177	11,126
Equipment Lease	—	(1,262)
General and Administrative	170	114
Interest Expense, Net	—	159
Interest Income	(2)	(38)
Loss on Disposition of Property and Equipment Held for Lease	140	26
Total Expenses	11,485	10,125

Net Income	$12,455	$14,073

See Notes to the Financial Statements

ProGold Limited Liability Company

Statements of Cash Flows

For the Years Ended August 31

(In Thousands)

	2009	2008
Cash Provided By (Used In) Operations:
Net Income	$12,455	$14,073
Add (Deduct) Non-Cash Items:
Depreciation	11,177	11,126
Loss on Disposition of Property and Equipment Held for Lease	140	26
Non-Cash Portion of Patronage from CoBank, ACB	—	(26)
Changes in Assets and Liabilities:
Accounts Receivable	—	1,956
Prepaid Expenses	11	(41)
Deferred Property Taxes	46	47
Interest Payable	—	(68)
Other Accrued Liabilities	135	256
Other Liabilities	800	723
Net Cash Provided By Operating Activities	24,764	28,072

Cash Provided By (Used In) Investing Activities:
Equity Refund from CoBank, ACB	—	1,379
Expenditures for Property and Equipment Held For Lease	(2,331)	(1,358)
Net Cash Provided By Investing Activities	(2,331)	21

Cash Provided By (Used In) Financing Activities:
Payments on Long-Term Debt	—	(10,250)
Distributions to Members	(22,433)	(17,942)
Net Cash (Used In) Financing Activities	(22,433)	(28,192)

(Decrease) in Cash and Cash Equivalents	—	(99)

Cash and Cash Equivalents, Beginning of Year	100	199

Cash and Cash Equivalents, End of Year	$100	$100

See Notes to the Financial Statements

ProGold Limited Liability Company

Statements of Changes in Members’ Equity

For the Years Ended August 31

(In Thousands)

	American Crystal Sugar Company	Golden Growers Cooperative	Additional Paid-In Capital	Retained Earnings	Total Members’ Equity

Balance, August 31, 2007	$53,244	$51,156	$4,341	$17,249	$125,990

Net Income	—	—	—	14,073	14,073
Distributions to Members	—	—	—	(17,942)	(17,942)

Balance, August 31, 2008	$53,244	$51,156	$4,341	$13,380	$122,121

Net Income	—	—	—	12,455	12,455
Distributions to Members	—	—	—	(22,433)	(22,433)

Balance, August 31, 2009	$53,244	$51,156	$4,341	$3,402	$112,143

See Notes to the Financial Statements

ProGold Limited Liability Company

NOTES TO FINANCIAL STATEMENTS

AUGUST 31, 2009 AND 2008

(1) NATURE OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Organization

ProGold Limited Liability Company (ProGold) is organized as a Minnesota limited liability company. ProGold is owned by American Crystal Sugar Company (51%) and Golden Growers Cooperative (49%). Transfer of ownership in ProGold to another person not already a member is allowed only with the consent of the other Members and the plant’s lessee, Cargill, Incorporated. ProGold has been organized with a life of 50 years and its legal existence will terminate on July 13, 2044, absent a business continuation agreement.

Operating Lease

ProGold leases a corn wet milling facility to Cargill, Incorporated under an operating lease. On November 6, 2007, ProGold entered into an amended operating lease agreement with Cargill, Incorporated that superseded and replaced the previous ten year lease agreement. Payments are to be received monthly under the lease, which runs through December 31, 2017. The operating lease revenue is recognized as earned ratably over the term of the lease and to the extent that amounts received exceed amounts earned, deferred revenue is recorded. Expenses (including depreciation and interest) are charged against such revenue as incurred. The lease contains provisions for extension or modification of the lease terms at the end of the lease period. The lease also contains provisions for increased payments to be received during the lease period related to the plant’s capital additions.

Cash and Cash Equivalents

ProGold considers all highly liquid debt and equity instruments purchased with a maturity of three months or less to be cash equivalents. ProGold places its temporary cash investments with high-credit-quality financial institutions. At times, such investments may be in excess of the applicable insurance limit.

Property and Equipment Held for Lease

Property and equipment held for lease are stated at cost. Depreciation on assets placed in service is provided using the straight-line method over the estimated useful lives of the individual assets, ranging from 5 to 40 years.

Impairment of Long Lived Assets

ProGold reviews its property and equipment for impairment whenever events indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset. An impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value. There were no impairment losses incurred for the years ended August 31, 2009 or 2008.

Interest Expense, Net

ProGold earns patronage dividends from CoBank, ACB based on ProGold’s share of the net income earned by CoBank, ACB. These patronage dividends are applied against interest expense.

Related Parties

American Crystal Sugar Company and Golden Growers Cooperative are considered related parties for financial reporting purposes.

Income Taxes

ProGold is treated in a manner similar to a partnership for federal and state income tax purposes, based upon its current organization. Accordingly, the financial statements do not include any provision for income taxes.

Accounting Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment in CoBank, ACB

The investment in stock of CoBank, ACB is stated at cost, plus unredeemed patronage refunds received or estimated to be received in the form of capital stock.

(2) LEASE WITH CARGILL, INCORPORATED:

Future minimum payments to be received under the lease are as follows:

Fiscal year ending August 31, (In Thousands):

2010	$21,500
2011	21,500
2012	21,500
2013	21,500
2014	21,500
Thereafter	71,667
$179,167

(3) RELATED PARTY TRANSACTIONS:

ProGold has an administrative services agreement with American Crystal Sugar Company. Amounts incurred under the terms of the American Crystal Sugar Company agreement totaled $15,000 in each of the years ended August 31, 2009 and 2008.

(4) OPERATING LEASES:

ProGold is a party to an operating lease for rail cars, which expires in December 2016. Cargill, Incorporated has assumed responsibility for the payments on the rail car lease for the duration of this lease. Prior to the amended lease agreement with Cargill, Incorporated becoming effective, ProGold had recognized a liability in the amount of $1.3 million related to the ratable expense recognition of the rail car lease payments that ProGold would be responsible for subsequent to the end of the previous ten year lease agreement with Cargill, Incorporated. As a result of the amended lease agreement, this liability no longer exists. Therefore, in 2008, ProGold eliminated the liability and recognized $1.3 million as a credit to equipment lease expense.

(5) FAIR VALUE OF FINANCIAL INSTRUMENTS:

The fair value of financial instruments is generally defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced liquidation sale. Quoted market prices are generally not available for ProGold’s financial instruments. Accordingly, fair values are based on judgments regarding anticipated cash flows, future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates involve uncertainties and matters of judgment, and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The estimated fair values of ProGold’s financial instruments as of August 31, 2009 are as follows:

Investment in CoBank, ACB

ProGold believes it is not practical to estimate the fair value of the investment without incurring excessive costs because there is no established market for these securities, and it is inappropriate to estimate future cash flows, which are largely dependent on future patronage earnings of CoBank, ACB.

(6) DISTRIBUTIONS TO MEMBERS:

In 2008, ProGold began to make cash distributions of earnings to its members. The ProGold Board of Governors has authorized the monthly distribution of earnings to the members through December 31, 2009, to the extent that the available cash balance does not fall below $100,000.

(7) ENVIRONMENTAL MATTERS:

ProGold is subject to extensive federal and state environmental laws and regulations with respect to water and air quality, solid waste disposal and odor and noise control. The operating lease with Cargill, Incorporated provides that ProGold may be responsible for claims arising for occurrences prior to the execution of the original operating lease, December 1, 1997. ProGold believes that it was in substantial compliance with applicable environmental laws and regulations prior to that time. The operating lease also provides that Cargill, Incorporated operate the corn wet milling facility in compliance with all applicable federal and state environmental laws and regulations during the term of the lease.

(8) INCOME TAXES:

ProGold has adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109. ProGold conducts an annual analysis of its various tax positions, assessing the likelihood of those positions being upheld upon examination with relevant tax authorities, as defined by FIN 48. ProGold has determined that it has no unrecognized tax benefits and is no longer subject to U.S. Federal or state income tax examinations by tax authorities for fiscal years 2005 and earlier.

(9) SUBSEQUENT EVENTS:

ProGold has evaluated events through September 25, 2009, the date that the financial statements were available to be issued, for potential recognition or disclosure in the August 31, 2009 financial statements.